

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 1, 2009

Mr. Ferdinand V. Lepere
Chief Financial Officer
TBS International Ltd.
Commerce Building,
Chancery Lane,
Hamilton HM 12
Bermuda

Re: **TBS International Ltd.**
                 Form 10-K for fiscal year ended December 31, 2008
                 Filed March 30, 2009
                 File No. 000-51368

Dear Mr. Lepere:

We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and have no further comments at this time.

Sincerely,

Amanda Ravitz
Branch Chief – Legal